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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                          Digital Video Systems, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   25387R100
        _______________________________________________________________
                                (CUSIP Number)

                      John Smuda, Chief Financial Officer
                          Digital Video Systems, Inc.
                               160 Knowles Drive
                              Los Gatos, CA 95032
                                (408) 874-8200
________________________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    8-11-98
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d.1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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  CUSIP No. 25387R100
           ----------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON

      Dr. Edmund Y. Sun

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [_]
      (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      See Item 4

------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)

      N/A

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            9,013,162

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             9,013,162

      PERSON       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          0

------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,013,162
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      N/A
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT

      37.03%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN

------------------------------------------------------------------------------

Item 1.  Security and Issuer.
----------------------------

        Common Stock
        Digital Video Systems, Inc.

Item 2.  Identity and Background.
--------------------------------

        (a)  Dr. Edmund Y. Sun

        (b)  160 Knowles Dr., Los Gatos, CA 95032

        (c) Chairman of the Board and Chief Technology Officer of Digital Video Systems, Inc., 160 Knowles Dr., Los Gatos, CA 95032. Digital Video Systems develops, manufactures and markets DVD-ROM products, DVD players, Video CD players, including subassemblies and components, industrial Video CD products, Video Network products, digital ad insertion products, and MPEG encoding and authoring products for entertainment, business and educational uses.

        (d)  No

        (e)  No

        (f)  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

        See Item 4

Item 4.  Purpose of Transaction.
-------------------------------

             On May 28, 1998, Reporting Person received a 12% Convertible Secured Note from Issuer in the amount of $500,000 (the "Note") in connection with a $500,000 loan made be Reporting Person to Issuer. As a provision of the Note, at the election of Reporting Person, any or all of the proceeds of the Note and any interest thereon are convertible on the Conversion Date (as defined therein) into fully paid and non-assessable shares of the Common Stock (or other traded securities of Issuer, as the case may be) of Issuer at a conversion price equivalent to the average closing price of Issuer's stock on the Nasdaq National Market System for the ten (10) trading days prior to the Conversion Date of the Note.

             On June 23, 1998, Reporting Person signed an irrevocable subscription agreement (the "Subscription Agreement") whereby Reporting Person loaned Issuer $500,000 and made an irrevocable commitment to convert such loan and interest accrued thereon at the time of conversion into shares of the Common Stock of Issuer at a conversion price set forth in the Subscription Agreement. On August 11, 1998, Reporting Person acquired a total of 1,331,479 shares of the Common Stock of Issuer at a price per share of $0.7566 pursuant to the terms of the Note and the Subscription Agreement. Consideration for the conversion of the loans, pursuant to the terms of the Note and the Subscription Agreement, was the cancellation of Reporting Person's loans in the amount of $1 million and the accrued interest of $7,397 thereon .

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

        (a)  9,013,162     37.03%

        (b)  Sole Voting Power          9,013,162
             Shared Voting Power           0
             Sole Dispositive Power     9,013,162
             Shared Dispositive Power      0

        (c)  None

        (d)  N/A

        (e)  N/A

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to
--------------------------------------------------------------------------------
         Securities of the Issuer.
         ------------------------

        None

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

        None.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 27, 1998
--------------------------------------------------------------------------------
Date


/s/ Edmund Y. Sun
--------------------------------------------------------------------------------
Signature


Dr. Edmund Y. Sun, Director, Chairman of the Board and Chief Technology Officer
--------------------------------------------------------------------------------
Name/Title